SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2023

Commission File Number 001-36258

Crescent Point Energy Corp.

(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.

Calgary, Alberta, T2P 1G1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

 _______

DOCUMENTS FILED AS PART OF THIS FORM 6-K:

Exhibit No. 99.1	Description News Release dated February 23, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

Date: February 23, 2023

EXHIBITS

Exhibit No.	Description
99.1	News Release dated February 23, 2023